United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

May 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	58

2

www.vale.com vale.ri@vale.com Tel.: (55 21) 3485-3900 Investor Relations André Figueiredo André Werner Fernando Mascarenhas Samir Bassil Bruno Siqueira Clarissa Couri Julio Molina Luiza Caetano Renata Capanema Department Except where otherwise indicated the operational and financial information in this release is based on the consolidated figures in accordance with IFRS. Our quarterly financial statements are reviewed by the company’s independent auditors. The main subsidiaries that are consolidated are the following: Companhia Portuária da Baía de Sepetiba, Mineração Corumbaense Reunida S.A., Minerações Brasileiras Reunidas S.A. PT Vale Indonesia Tbk, Salobo Metais S.A, Vale International Holdings GMBH, Vale Canada Limited, Vale International S.A., Vale Manganês S.A., Vale Malaysia Minerals Sdn. Bhd., Vale Moçambique S.A., Vale Nouvelle-Calédonie SAS, Vale Oman Pelletizing Company LLC and Vale Oman Distribution Center LLC. This press release may include statements about Vale's current expectations about future events or results (forward-looking statements). Many of those forward-looking statements can be identified by the use of forward-looking words such as "anticipate," "believe," "could," "expect," "should," "plan," "intend," "estimate" “will” and "potential," among others. All forward-looking statements involve various risks and uncertainties. Vale cannot guarantee that these statements will prove correct. These risks and uncertainties include, among others, factors related to: (a) the countries where Vale operates, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. Vale cautions you that actual results may differ materially from the plans, objectives, expectations, estimates and intentions expressed in this presentation. Vale undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information or future events or for any other reason. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports that Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF) and, in particular, the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F. Cautionary Note to U.S. Investors - The SEC permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We present certain information in this presentation, including ‘measured resources,’ ‘indicated resources,’ ‘inferred resources,’ ‘geologic resources’, which would not be permitted in an SEC filing. These materials are not proven or probable reserves, as defined by the SEC, and we cannot assure you that these materials will be converted into proven or probable reserves, as defined by the SEC. U.S. Investors should consider closely the disclosure in our Annual Report on Form 20-K, which may be obtained from us, from our website or at http://http://us.sec.gov/edgar.shtml. The information contained in this press release includes financial measures that are not prepared in accordance with IFRS. These non-IFRS measures differ from the most directly comparable measures determined under IFRS, but we have not presented a reconciliation to the most directly comparable IFRS measures, because the non-IFRS measures are forward-looking and a reconciliation cannot be prepared without unreasonable efforts. Conference call and webcast on Friday, May 10th Portuguese (non-translated) at 10:00 a.m. Rio de Janeiro time Brazil: (55 11) 3193-1001 or (55 11) 2820-4001 USA (toll free): (1 800) 492-3904 or (1 800) 469-5743 Other countries: (1 646) 828-8246 or (1 646) 291-8936 Access code: VALE English, at 12:00 p.m. Rio de Janeiro time (11:00 a.m. New York time, 4:00 p.m. London time). Brazil: (55 11) 3193-1001 or (55 11) 2820-4001 USA (toll free): (1 844) 204-8942 Other countries: (1 412) 717-9627 Access code: VALE

Vale’s performance in 1Q19 Rio de Janeiro, May 9th, 2019 – Three and a half months after the tragic rupture of Dam I in the Córrego do Feijão mine in Brumadinho (MG), the entire organization is still grieving and completely focused on making every effort to guarantee the safety of people and the integrity of its assets, while meeting the needs of those affected and mitigating the damage. Eduardo Bartolomeo, recently confirmed as Chief Executive Officer by the Board of Directors commented: "I am committed to leading Vale through the most challenging moment in its history. We will work tirelessly to ensure the safety of people and the company's operations. We will never forget Brumadinho and we will spare no effort in alleviating the suffering and repairing the losses of the impacted communities. This focus on people and on safety will boost our operational excellence and will strengthen our license to operate, thus guaranteeing sustainable results through the supply of a high-quality product portfolio." • Brumadinho dam rupture financial impacts led to Vale’s first negative EBITDA in history totaling the negative of US$ 652 million in 1Q19. • The financial impact of the Brumadinho dam rupture on 1Q19 EBITDA was US$ 4.954 billion due to: (i) provisions for the compensation/remediation programs and agreements (US$ 2.423 billion); (ii) provision for decommissioning or decharacterization of tailing dams (US$ 1.855 billion); (iii) incurred expenses direct related to Brumadinho (US$ 104 million); (iv) lost volumes (US$ 290 million); (v) stoppage expenses (US$ 160 million); and (vi) others (US$ 122 million). Provisions related to items (i), (ii), (iii) and (vi) were recorded in the “Others” business segment (see box “Provisions related to Brumadinho dam rupture” in the Adjusted EBITDA section of this report), while the stoppage impacts on sales volumes (iv) and expenses (v) were recorded in the Ferrous Minerals business segment. • Vale’s EBITDA was also impacted by lower iron ore and pellets sales volume, 30% and 20% lower than 4Q18 and 1Q18, respectively. The decrease when compared to 4Q18 was a result of the following effects: (i) the usual weather seasonality (14 Mt); (ii) the impact of production stoppages following the Brumadinho dam rupture (7 Mt); (iii) new inventory management procedures at Chinese ports, which impacted the timing of sales revenue recognition (6 Mt); and (iv) abnormal rains impacting shipments from the Ponta da Madeira port in the Northern System (5 Mt); which were partially offset by inventory drawdowns from Chinese ports in 1Q19 (3 Mt). 3

Adjusted EBITDA • Iron ore and pellets quality premium was impacted by lower Carajás market premiums and reached US$ 10.7/t in 1Q19, US$ 0.8/t lower than 4Q18. The lower Carajás market premium effect on the realized price was offset by higher benchmark prices and the positive effect of new contract terms on pellets sales. • Iron ore C1 cash cost in 1Q19 was US$ 1.2/t higher than 4Q18, mainly due to lower fixed costs dilution on seasonally lower volumes, while the impact of the halted operations following the Brumadinho dam rupture (US$ 2.7/t) was recorded as stoppage expenses. • Iron ore fines and pellets EBITDA breakeven was US$ 30.3/t, US$ 3.0 /t higher than 4Q18, mainly due to the above-mentioned effects of: higher C1 cash cost (US$ 1.2/t), lower market premium (US$ 2.5/t) and higher stoppage expenses related to the Brumadinho dam rupture (US$ 2.7/t), which were offset by lower freight costs (US$ 2.0/t) and higher pellet contribution (US$ 1.7/t). • In Base Metals, 1Q19 EBITDA totaled US$ 505 million, US$ 87 million lower than 4Q18, mainly due to lower sales volumes and higher costs, which were partially offset by higher prices. Scheduled maintenance in PTVI and VNC impacted production and, therefore, sales volumes and fixed cost dilution. • Coal business EBITDA was negative US$ 69 million in 1Q19, mainly as a result of lower market reference prices and lower volumes. Coal volumes decreased due to the severe rainy season in Mozambique, when compared to 4Q18, which led to lower dilution of fixed costs. Gross debt totaled US$ 17.051 billion as of March 31st, 2019, increasing by US$ 1.585 billion vs. December 31st, 2018, mainly as a result of the addition of US$ 1.842 billion of new credit lines raised to comply with the obligation to maintain frozen funds related to the Brumadinho dam 4 rupture. Net debt increased by US$ 2.381 billion compared to 4Q18, totaling US$ 12.031 billion, mainly as a result of frozen funds in the amount of US$ 3.490 billion, which were set apart from available cash position, and the previously mentioned increase in gross debt. Net income was negative US$ 1.642 billion in 1Q19, decreasing by US$ 5.428 billion vs. 4Q18, mainly as a result of the above mentioned subsequent events related to the Brumadinho dam rupture. Selected financial indicators Net operating revenues 8,203 9,813 8,603 Expenses related to Brumadinho 4,504 - - Adjusted EBIT margin (%) (18%) 38% 35% Adjusted EBITDA margin (%) (8%) 46% 46% Net income (loss) (1,642) 3,786 1,590 Capital expenditures 611 1,497 890 ¹ Does not include leases (IFRS 16). 5 Net debt ¹12,0319,65014,901 Iron ore - 62% Fe reference price82.771.674.3 Adjusted EBITDA(652)4,4673,926 Adjusted EBIT(1,453)3,6993,053 Total costs and other expenses5,1806,2345,620 US$ million1Q194Q181Q18

Market overview IRON ORE Iron ore 62% Fe reference price averaged US$ 82.7/dmt in 1Q19, an increase of 11% vs. 1Q18 and 16% vs. 4Q18 responding to higher steel production in China and a bottleneck in the iron ore supply. In China, the combination of friendlier trade talks with the US during 1Q19 and a stimulus package adopted by the government brought an improved market sentiment. The earlier Chinese New Year also meant that steel mills had to restock once back from the holiday thus seeing ahead of time the positive effects from the pick-up in demand. WSA reported crude steel production in China of 231Mt in 1Q19, an increase of 9.9% vs. 1Q18 also reflecting a lighter steel production-winter-cuts. As for ex-China, steel production of 213Mt is 0.8% lower vs. 1Q18. The US, Vietnam and Egypt were the winners with growth in output, however, Europe, Turkey and South America saw drops in production. The iron ore price in 1Q19 also responded to disruptions in supply from Vale after the dam accident in January and from the cyclones that hit Australia in March. Higher Fe grade extended its attractiveness as the 65% Index increased 4% vs. 4Q18 and 5% vs. 1Q18 as global awareness regarding CO2 emissions supports the higher Fe premium. Going forward, we expect stability in steel production as the Chinese government accommodates policies to the targeted economic growth, while ex-China sees moderate growth as new steel projects arise and governments maintain a loose fiscal policy stance. COAL The seaborne coking coal average price of US$ 205.8/t in 1Q19 represents a decrease of 10% vs. 1Q18 and a decrease of 7% vs. 4Q18 influenced by lower coke demand from China and higher supply after a tight market witnessed in 4Q18 due to berth maintenance in Queensland. The year started with the price dropping from US$ 227.3/t in Dec18 to US$ 198.7/t in Jan19 on weak demand from China combined with port restrictions. However, the price recovery to US$ 207.1/t in Feb19 resulted from production disruptions in Queensland from wet weather, industrial action of Aurizon employees and firm demand from ex-China markets. In the thermal coal market, 1Q19 Richards Bay FOB price averaged US$ 82.9/t, a decrease of 12% vs. 1Q18 and a decrease of 13% vs. 4Q18. The reasons for the downtrend were high stocks at utility plants in China, Europe and South Africa, low coal burn over a mild winter in China and Europe, higher supply from Russia and China, competitive pet coke price reducing coal demand from cement producers and import restrictions in China. The only support for thermal coal prices came from the lower supply of CV Indonesian coal as production was impacted by heavy rainfall. 6

NICKEL LME nickel prices increased 7% during 1Q19 to an average of US$ 12,369/t, from US$ 11,516/t, in 4Q18. Total exchange inventories (LME and SHFE) continued to decline closing at 193kt by the end of 1Q19, down nearly 30kt since 4Q18. LME stocks at the end of the 1Q19 stood at 183kt, a decline of 25kt since the end of 4Q18. SHFE inventories also declined to 11kt by the end of 1Q19, a difference of 4kt since 4Q18. Global stainless-steel production increased 1.3% in 1Q19 relative to 1Q18, while sales of EVs worldwide grew 66% in 2M19 relative to 2M18. Demand for nickel in other applications is mixed, with a positive super alloy sector and underperforming plating sector. Supply increased approximately 11.6% in 1Q19 relative to 1Q18, with both Class II (NPI) and Class I material growth of 7.5% and 14.9%, respectively, in the same period. Our near-term outlook for nickel is relatively positive given continued market deficits. However, higher-than-expected Chinese NPI production threatens to reduce deficits for the year, given start of new capacity as well as an increase in ore availability from Indonesia and New Caledonia. This increase in NPI output, a Class 2 product, is reducing the deficits observed in the stainless-steel market, a Class 2 market. Meanwhile, Class 1 markets such as the EV battery, plating, alloys and others, remain well supplied for the time being. On the demand side, production of stainless is expected to continue growing while demand for stainless steel products lags which is likely to pressure this market. Meanwhile, sales of electric vehicles are projected to continue growing despite a slowdown in automotive sales. Overall, we expect the market to stay in deficit in 2019, smaller than the deficit observed in 2018, with a high risk of a declining deficit. An important consideration for all commodities are the overarching macroeconomic factors such as the ongoing trade dispute and a slowing global economy. These considerations have the potential to negatively impact commodities, nickel included. Our long-term outlook for nickel continues to be positive. Nickel in electric vehicle batteries will become an increasingly important source of demand growth particularly as battery chemistry favors higher nickel content due to lower cost and higher energy density against the backdrop of robust demand growth in other nickel applications. COPPER LME copper price averaged US$ 6,215/t in 1Q19, an increase of 1% from 4Q18 (US$6,172/t). Copper inventories on LME and SHFE both increased in 1Q19 vs. 4Q18 by 36kt and 143kt, respectively, with COMEX inventories decreasing by 67kt. Overall, inventories across all three exchanges increased by 113kt over the same period. Global demand increased approximately 0.7% in 1Q19 vs. 1Q18. In China, demand increased 2.2% in the same period and was partly driven by a stimulus package for the manufacturing industry. On the supply side, global refined copper production increased 3.2% in 1Q19 vs. 1Q18. Our near-term outlook for copper is relatively positive. We expect the market to remain essentially balanced with some upside risk for deficits in 2019, with macroeconomic factors, such as the 7 trade dispute between China and the US, continuing to influence price as it has over this past quarter. Our long-term outlook for copper is positive. Copper demand is expected to grow, partly driven by electric vehicles and renewable energy as well as infrastructure investments, while future supply growth is challenged given declining ore grades and the need for greenfield investment creating a positive market outlook. COBALT The cobalt benchmark price averaged US$34,468/t in 1Q19, a decrease of 38% when compared to 4Q18 (US$ 55,965/t). The price retraction is linked to strong supply growth in the DRC and the resulting increase in output of cobalt chemicals in China moving the market into surplus. Cobalt is one of the key metals used, besides nickel, to produce some of the highest energy density lithium-ion intercalation batteries for use in electric vehicles. The cobalt market needs to grow significantly in order to feed into battery demand – but unlike other metals, cobalt is predominantly a by-product of nickel and copper mining. This means that it does not have the flexibility to respond to demand pressures as readily as other commodities. Moreover, much of the cobalt comes from and is found in the DRC which introduces ethical sourcing issues as well as reliance on operations in an unpredictable jurisdiction. Our near-term expectations for cobalt are for a market in continued surplus given growth of output in the DRC, moderated by artisanal output. As demand for cobalt increases with growth in electric vehicle sales, the market is expected to gradually shift to deficits providing support for the cobalt market. Over the long term, although we see demand well supported by the battery market, chemistry developments are shifting to nickel rich materials that offer lower cost and higher density. As a result of demand growth, the market will need to see significant growth of supply. Given the need to grow in nickel to likewise support the electric vehicle market, we see the nickel industry increase its contribution of cobalt units in the future. 8

Adjusted EBITDA Adjusted EBITDA was negative US$ 652 million in 1Q19, US$ 5.119 billion lower than 4Q18 mainly as a result of the financial impact of the Brumadinho dam rupture (US$ 4.954 billion) that includes provisions for the compensation/remediation programs and agreements and for decommissioning of tailing dams (US$ 4.504 billion), as detailed in the box “Provisions related to the Brumadinho dam rupture” below, and the impact operational stoppages (US$ 450 million, being US$ 290 million related to iron ore fines and pellets lost volumes and US$ 160 million of stoppage expenses) as detailed in the Ferrous Minerals section of this document. Adjusted EBITDA was also impacted by: (i) the severe summer 2019 rainy season that affected operations at the Ponta da Madeira Maritime Terminal in the Northern System and augmented the usual impact of seasonal weather (US$ 766 million); and (ii) the change in the iron ore inventory management at Chinese ports that caused a one-off effect on the timing of the revenue recognition (US$ 249 million), as detailed in the Ferrous Minerals section. Those negative effects were partially offset by higher realized prices (US$ 951 million). 9 Provisions related to the Brumadinho dam rupture At the current stage of investigations, assessments of the causes and possible third-party lawsuits against Vale, it is not possible to determine all costs that may be incurred due to the event. Therefore, the amounts that are being disclosed in 1Q19 result take into consideration Management’s best estimate and considers the facts and circumstances known at this point in time. Brumadinho event US$ million 1Q19 Decommissioning of upstream dams 1,855 Framework Agreement with the Public Defenders1,777 Framework Agreement with the Public Ministry of Labor247 Donations70 Others 122 Decommissioning of dams On January 29th, 2019 Vale informed the market and Brazilian authorities of its decision to accelerate the plan to decommission all its tailings dams built by the upstream method located in Brazil, which means that the dam and its contents will be reintegrated into the local environment, so that the structure is effectively no longer a dam. Total4,504 Incurred expenses104 Administrative sanctions – IBAMA65 TAP Agreement264 Provisions related to Brumadinho2,423

10 The updated plans indicated that for some of these upstream dams, Vale will have to first reinforce the downstream structures of these dams and conclude the decommissioning subsequently, according to the geotechnical and geographic conditions of each of the upstream dams. Depending on the safety level of certain tailings dams, it was also considered whether additional containment structures should be built. Therefore, there has been a revision of the total costs and expected timing for the cash outflows based on the updated studies. During March 2019, the conceptual projects for the decommissioning were filed and the conceptual developing are expected to be concluded in August 2019. These plans are subject to further review and eventual approval by the relevant authorities. Thus, based on the information available on the preparation of this report, the estimated amount discounted at the present value of the expected cash outflows resulted in a provision of US$ 1.855 billion recorded in 1Q19. In addition to the aforementioned structures, 4 other structures did not have their Stability Condition Declarations (“DCE”) renewed due to the new safety index established primarily by the National Mining Agency (“Agência Nacional de Mineração – ANM”), leading to the stoppage of these structures. External specialists have reviewed all information available in relation to these structures and have adopted new and more conservative interpretation to determine the safety index. To ensure the stability of these structures, Vale is working to conclude, based on the parameters adopted by these specialists and following guidelines issued primarily by the ANM, whether Vale will be required to either take any measure to increase the safety index or perform the decommissioning of these 4 structures. Vale has also identified dikes that were built under the upstream method, which are part of certain downstream dams. Vale is assessing whether these dikes should be decommissioned as well. At current stage of studies and analysis, it is not yet possible to estimate the potential additional provision related to these. Framework agreements Vale has been working together with the authorities and society to remediate the environmental and social impacts of the event. As a result, Vale has started negotiations and entered into agreements with the relevant authorities and affected people. On February 15th, 2019, Vale entered into a preliminary agreement with the Public Ministry of Labor to indemnify the direct and third-party employees of the Córrego do Feijão mine who were affected by the termination of this operation. Under the terms of the agreement, Vale will maintain the jobs of its direct employees until December 31st, 2019 and will either assist in repositioning third party employees or pay their salaries until December 31st, 2019. Vale will also continue to pay wages regularly to the missing people until the authorities consider them to be fatal victims of the event. In case fatalities are confirmed, Vale will pay to

11 the families an amount equivalent to their wages until December 31st, 2019 or until Vale reaches the final agreement with the Public Ministry of Labor. Moreover, Vale will provide a lifelong medical insurance benefit to the widows and widowers and a similar benefit to the dependents of the victims until they are 22 years old. Vale has estimated the provision based on the terms of the preliminary agreement and took into consideration the information available to date using the following main assumptions: (i) average compensation; (ii) age and estimated number of relatives of those affected by the event; and (iii) discount rate. The estimated amount to meet the obligations under the agreement resulted in the provision of US$ 247 million in 1Q19. In a judicial hearing that took place on February 20th, 2019, related to the Public Civil Action n° 5010709-36.2019.8.13.0024, of the 6th Public Treasury Court of Belo Horizonte, Vale entered into a preliminary agreement with the State of Minas Gerais, Federal Government and representatives of Public Authorities in which Vale commits to make emergency indemnification payments to the residents of Brumadinho and the communities that are located up to one kilometer from the Paraopeba river bed, from Brumadinho to the city of Pompéu, subject to registration. Due to this agreement, Vale will pay advance indemnification to each family member through monthly payments during a 12-month period. The total amount of this obligation may vary depending on the number of beneficiaries who will be registered and the number of relatives entitled to the indemnification payments. Therefore, Vale has estimated the total cost associated with this obligation based on the expected number of individuals and using demographic assumptions to determine the size of this provision, resulting in the recognition of US$ 264 million in 1Q19. The agreement also includes the following measures: (i) independent technical assistance to support the individual indemnities of those affected, if requested; and (ii) reimbursement or direct funding of the extraordinary expenses of the State of Minas Gerais and its governmental bodies due to the dam rupture, including transportation, accommodation and food expenses of the employees involved in the rescue and other emergency actions. On April 5th, 2019, Vale and the Public Defenders of the State of Minas Gerais signed an agreement under which those affected by the Brumadinho dam rupture may join an individual or family group out-of-Court settlement agreement for the indemnification of material, economic and moral damages, including indemnification for casualties. This agreement establishes the criteria for a wide range of indemnification payments, which were defined according to the best practices and case law of Brazilian Courts for each damage.

12 The estimated amount of provision takes into consideration the expected volume of claims for each item and the timing to settle the indemnification agreements for each individual and their families. This provision also takes into consideration demographic assumptions, discount rate and the current market value of certain items that are listed in the agreement. Therefore, based on the current best estimate and considering the uncertainties related to the possible outcomes, as it could change based on the actual settlements versus the assumptions taken by Management, Vale has estimated a provision of US$ 1.777 billion. Vale is taking several measures regarding environmental and fauna impact. We are building a retention dike for the tailings on the affected areas, have installed anti-turbidity barriers for sediment retention alongside the Paraopeba River, mobilized cleaning, de-sanding and dredging the Paraopeba river channel, installed daily collection points of water and barriers for sediment retention alongside the Paraopeba River, Três Marias reservoir and São Francisco river. Additionally, we are conducting studies for building water catchment and treatment stations, and distribution infrastructure. Vale also has set up an exclusive structure for treatment of the rescued animals, enabling emergency care and recovery before the animals are authorized, after veterinarian assessment, to be returned to their guardians. . As of the date of this report we could not reasonably estimate the size of potential losses or settlements or the timing of the total amount related to collective damage and environmental obligations due to the early stage of the negotiations with relevant authorities. Incurred expenses US$ million 1Q19 Administrative sanctions 27 Drilling and infrastructure 2 Medical aid and other materials 5 Others1 31 Total 104 1 Includes expenses with communication, accommodation, humanitarian assistance, equipment, legal services, water, food aid, taxes, among others Vale paid administrative fines imposed by the State Secretary for Environment and Sustainable Development – SEMAD MG, in the total amount of US$ 27 million. We were also notified of the imposition of administrative fines by Brazilian Institute of the Environment and Renewable Natural Resources (“IBAMA”), in the amount of US$ 65 million, which Vale expects to settle through environmental projects. Fuel and transportation3 Environmental recovery17 Donations to the affected people and to the municipalities19

Adjusted EBITDA US$ million 1Q19 4Q18 1Q18 Net operating revenues 8,203 9,813 8,603 SG&A (110) (141) (124) Research and development (71) (125) (69) Pre-operating and stoppage expenses (214) (66) (78) Other operational expenses (84) (150) (125) Dividends and interests on associates and JVs 28 120 70 Adjusted EBIT (1,453) 3,699 3,053 Depreciation, amortization & depletion 801 768 873 Adjusted EBITDA (652) 4,467 3,926 Iron ore - 62% Fe reference price 82.7 71.6 74.3 Adjusted EBITDA by business area Ferrous Minerals 3,602 4,115 3,408 Base Metals 505 592 644 Brumadinho impact (4,504) - - Iron ore - 62% Fe reference price 82.7 71.6 74.3 13 Total(652)4,4673,926 Others(186)(259)(230) Coal(69)16104 US$ million1Q194Q181Q18 Expenses related to Brumadinho(4,504)--COGS(4,701)(5,752)(5,224) In addition, Vale was fined by the daily amount of US$26 thousand (R$100 thousand) until IBAMA agrees that Vale has satisfactorily concluded the fauna saving plan in full. Moreover, the Brumadinho Municipal Department of the Environment has also imposed fines totaling approximately US$ 28 million (R$108 million) due to the pollution caused by Vale. Vale has presented its defenses against of these sanctions. Vale entered into an agreement with the Brumadinho city, in which Vale will donate to the city an amount of approximately US$ 21 million over the next 2 years. Vale has also signed an agreement to donate US$ 26 million to the Association of Mining Cities of Minas Gerais ("AMIG") and agreements to make donations to other institutions in the total amount of US$ 29 million. In addition, Vale has offered donations of the families with missing members or affected by fatalities, to families that resided in the Self-Saving Zone (“ZAS”) near to Brumadinho dam and to business owners of the region.

In addition, Vale was fined by the daily amount of US$26 thousand (R$100 thousand) until IBAMA agrees that Vale has satisfactorily concluded the fauna saving plan in full. Moreover, the Brumadinho Municipal Department of the Environment has also imposed fines totaling approximately US$ 28 million (R$108 million) due to the pollution caused by Vale. Vale has presented its defenses against of these sanctions.

Vale entered into an agreement with the Brumadinho city, in which Vale will donate to the city an amount of approximately US$ 21 million over the next 2 years. Vale has also signed an agreement to donate US$ 26 million to the Association of Mining Cities of Minas Gerais ("AMIG") and agreements to make donations to other institutions in the total amount of US$ 29 million. In addition, Vale has offered donations of the families with missing members or affected by fatalities, to families that resided in the Self-Saving Zone ("ZAS") near to Brumadinho dam and to business owners of the region.

Adjusted EBITDA

US$ million	1Q19	4Q18	1Q18
Net operating revenues	8,203	9,813	8,603
COGS	(4,701)	(5,752)	(5,224)
SG&A	(110)	(141)	(124)
Research and development	(71)	(125)	(69)
Pre-operating and stoppage expenses	(214)	(66)	(78)
Expenses related to Brumadinho	(4,504)	-	-
Other operational expenses	(84)	(150)	(125)
Dividends and interests on associates and JVs	28	120	70
Adjusted EBIT	(1,453)	3,699	3,053
Depreciation, amortization & depletion	801	768	873
Adjusted EBITDA	(652)	4,467	3,926
Iron ore - 62% Fe reference price	82.7	71.6	74.3

Adjusted EBITDA by business area

US$ million	1Q19	4Q18	1Q18
Ferrous Minerals	3,602	4,115	3,408
Coal	(69)	16	104
Base Metals	505	592	644
Others	(186)	(259)	(230)
Brumadinho impact	(4,504)	-	-
Total	(652)	4,467	3,926
Iron ore - 62% Fe reference price	82.7	71.6	74.3

13

Net income Vale recorded a net loss of US$ 1.6 billion in 1Q19, US$ 5.4 billion lower than in 4Q18, mainly due to the provisions related to the Brumadinho dam rupture and lower sales volumes. Excluding the financial impact from the Brumadinho dam rupture (US$ 4.954 billion) on Vale’s EBITDA, Vale’s net income would have reached a proforma of US$ 3.312 billion in 1Q19, US$ 0.5 billion lower than in 4Q18, mainly due to lower sales volumes as mentioned above. Financial results Net financial results accounted for a loss of US$ 706 million, US$ 691 million lower than in 4Q18 mainly due to: (i) higher shareholder debentures expenses (US$ 377 million); (ii) non-cash gains on foreign exchange of US$ 448 million in 4Q18; and (iii) non-cash loss on foreign exchange of US$ 7 million in 1Q19. As of January 1st, 2019, Vale considers certain long-term loans payable to Vale International S.A., for which settlement is neither planned nor likely to occur in the foreseeable future, as part of its net investment in that foreign operation. The foreign exchange differences arising on the monetary item are recognized in other comprehensive income and reclassified from stockholders’ equity to income statement at the moment of the disposal or partial disposal of the net investment. Financial results Financial expenses (808) (550) (647) Gross interest (252) (283) (336) Capitalization of interest 37 40 60 Others (174) (202) (130) Financial expenses (REFIS) (42) (45) (58) Financial income 97 113 118 Currency and interest rate swaps (9) 83 105 Others² (bunker oil, commodities, etc) 102 (28) (15) Foreign Exchange (7) 448 (64) ¹ The net derivatives gains of US$ 93 million in 1Q19 is comprised of settlement loss of US$ 30 million and mark-to-market gains of US$ 123 million. ² Other derivatives include bunker oil derivatives which, for 1Q19 were US$ 30 million. 15 Monetary variation(81)(81)(121) Financial result, net(706)(15)(624) Derivatives¹935590 Shareholder debentures(377)(60)(183) US$ million1Q194Q181Q18

Equity income from affiliated companies Equity income from affiliated companies showed a gain of US$ 106 million in 1Q19. The main contributors to equity income were the leased pelletizing companies in Tubarão (US$ 69 million), CSI (US$ 17 million) and MRS (US$ 12 million). 16

CAPEX Investments totaled US$ 611 million in 1Q19, consisting of US$ 99 million in project execution and US$ 512 million in maintenance of operations. Project Execution and Sustaining by business area Ferrous Minerals 365 59.7 837 55.9 655 73.6 Base Metals 193 31.6 598 39.9 197 22.1 Others - - - - 1 0.1 Project execution Investment in project execution totaled US$ 99 million in 1Q19, with the Northern System 240 Mtpy and the Salobo III as the main projects under development. The Salobo III project concluded the vegetal suppression, the service access to the plant and initiated earthworks in the crushing and plant areas. The Northern System 240 Mtpy project works began in 1Q19. The project will consist of the substitution of six crushers for the secondary crushing system, upgrades in the ROM homogenization stockyard and in the tertiary crushing, a new final product stockyard and an expansion of the railway loading system. Capital projects progress indicator1 (Mtpy) start-up a Net a dditional capacity. 1 Pre-operating expenses were not included in the estimated capex for the year, although included in the total estimated capex column, in line with Vale’s Board of Directors approvals. Estimated capex for the year is only reviewed once a year. 17 ProjectCapacityEstimated Executed capexEstimated capex (US$ million)(US$ million) Physical progress 2019Total2019 Total Ferrous Minerals project Northern Systema 240 Mt240 (10)2H221150 7700% Base Metals project Salobo III(30-40) kt1H22811193 1,1287% Total611100.01,498100.0890100.0 Power generation30.530.240.4 Coal508.2604.0333.7 US$ million1Q19%4Q18%1Q18%

Project execution by business area Ferrous Minerals 86 86.9 197 99.5 333 92.2 Coal - - - - 9 2.5 Base Metals 11 11.1 - - 15 4.2 Others - - 1 0.5 1 0.3 Sustaining capex Investments in the maintenance of operations totaled US$ 512 million in 1Q19, composed mainly of US$ 350 million in enhancement of operations, US$ 58 million in investments in dams and waste dumps, of which US$ 34 million (59%) are related to dam management and US$ 54 million in health and safety. Replacement projects progress indicator2 (Ktpy) Gelado 9,700 2H21 6 11 87 428 9% Investments in dams and waste dumps – 1Q19 Dam management 34 New conventional dams 9 Dam raisings 7 Waste dumps 5 Others - Sustaining capex by type - 1Q19 Minerals Operations 167 47 136 350 Other investments in dams and waste dumps 17 - 6 24 Social investments and environmental protection 12 1 2 16 2 Pre-operating expenses were not included in the estimated capex for the year, although included in the total estimated capex column, in line with Vale’s Board of Directors approvals. Estimated capex for the year is only reviewed once a year. 18 Administrative & Others281534 Total28049182512 Health and Safety41-1253 Dam management13-2134 US$ millionFerrousCoalBase MetalsTOTAL Total58 Dry staking3 US$ million1Q19 ProjectCapacity EstimatedExecuted capexEstimated capex start-up(US$ million)(US$ million) Physical progress 2019Total2019 Total Voisey’s Bay Mine Extension401H2124247311 1,69422% Total99100.0198100.0361100.0 Power generation22.021.041.1 US$ million1Q19%4Q18%1Q18%

Sustaining capex by business area Ferrous Minerals 279 54.5 641 49.4 322 60.9 Base Metals 182 35.5 597 46.0 181 34.2 Copper 27 5.3 61 4.7 43 8.1 Others - - - - - - Total 512 100.0 1,298 100.0 529 100.0 Dam safety Vale is taking several measures to increase its safety standards in dams’ management. An additional 626 piezometers and 234 inclinometers are being purchased, which will contribute to raise the safety level. In addition, the company has accelerated investments in video monitoring systems, radars, installation of geophones in structures for microsymmetric monitoring, satellite tracking systems, drones for visual monitoring of the massif, the bottom drain and the spillways, among others. At the end of February, the Geotechnical Monitoring Center was launched. The Center currently collects data available from 19 structures, with plans to expand to all geotechnical structures in Brazil. There are 24 professionals monitoring information 24 hours a day, 7 days a week, to ensure an informed, fast and secure decision-making process. The center intends to provide redundancy to the existing process of identification of risks and anomalies by the risk owners at the dam site. In addition, the Technical and Regulatory Nucleus of Integrity and Risk Management was created, which will act independently in the areas of Security, Operational Risks, Asset Management and Operational Excellence, strengthening the company's three lines of defense: • As it has been the case before the dam rupture at Brumadinho, the first line of defense continues to be the responsibility of the asset owner, i.e. the operational and technical team in charge of its operation and maintenance. It develops, implements and guarantees the integrity and performance of the assets (Projects and Operations), and identifies, evaluates and treats potential risk events. It has the duty to treat imminent risks, and to stop the operation of the asset in case of critical deviations from the standards. As owner of the risks of its operations and assets, the first line of defense has also de duty to identify and report to Management relevant risks, in accordance with company’s governance policies. The second line of defense, which was formerly conducted by separated specialist areas – such as Health and Safety for personal safety and Governance, Risk and Compliance for methodology support and standardized reporting of company risks, is now consolidated at the newly created Safety and Operational Excellence Executive 19 Power generation10.240.300.1 Nickel15530.3 536 41.313826.1 Coal509.8594.5244.6 US$ million1Q19%4Q18%1Q18%

Office. Reporting directly to the CEO, the Safety and Operational Excellence Executive Office has the goal to establish minimum technical, technological and management standards for “critical disciplines” (dams, furnaces, mills, etc.) from a strong set of technical capabilities, and to inspect and audit the application of these standards and indicators, supporting the identification of deviations, risks and making recommendations, having also the power to stop the operation of the asset in case of critical deviations. The third line of defense continues to be performed by internal Audit (reporting to the Board of Directors), external auditors and ombudsman channels ensure compliance with company policies and guidelines. • Finally, to support the diagnosis of safety conditions, management and mitigation of risks related to Vale's tailings dams, and also to provide recommendations for strengthening the conditions of its operations, the Board of Directors created the Independent Advisory Committee for Extraordinary Advisory Security of Dams (CIAESB). The first meetings held by CIAESB focused on: (i) the discussion of technical criteria for dams in Brazil; (ii) the evaluation of the geotechnical documents of Vale’s structures; (iii) the situation of halted operations; (iv) the hiring of companies to support engineering, control logistics and documentation consultants for technical engineering and geological analyses. handling; and (v) the hiring of 20

Office. Reporting directly to the CEO, the Safety and Operational Excellence Executive Office has the goal to establish minimum technical, technological and management standards for “critical disciplines” (dams, furnaces, mills, etc.) from a strong set of technical capabilities, and to inspect and audit the application of these standards and indicators, supporting the identification of deviations, risks and making recommendations, having also the power to stop the operation of the asset in case of critical deviations.

• The third line of defense continues to be performed by internal Audit (reporting to the Board of Directors), external auditors and ombudsman channels ensure compliance with company policies and guidelines.

Finally, to support the diagnosis of safety conditions, management and mitigation of risks related to Vale's tailings dams, and also to provide recommendations for strengthening the conditions of its operations, the Board of Directors created the Independent Advisory Committee for Extraordinary Advisory Security of Dams (CIAESB). The first meetings held by CIAESB focused on: (i) the discussion of technical criteria for dams in Brazil; (ii) the evaluation of the geotechnical documents of Vale’s structures; (iii) the situation of halted operations; (iv) the hiring of companies to support engineering, control logistics and documentation handling; and (v) the hiring of consultants for technical engineering and geological analyses.

Free Cash Flow Free Cash Flow was US$ 1.086 billion in 1Q19. The main differences between adjusted EBITDA and Free Cash Flow were the non-cash effect of the provisioned amount related to the Brumadinho dam rupture, its subsequent events and the payment upon closing of the New Steel acquisition (US$ 496 million). Brumadinho provisions totaled US$ 4.278 billion, composed of US$ 1.855 billion related to the decommissioning of upstream dams and US$ 2.423 billion related to the preliminary framework agreement already announced. Free Cash Flow 1Q19 21

Debt indicators

Gross debt totaled US$ 17.051 billion as of March 31st, 2019, increasing by US$ 1.585 billion vs. the US$ 15.466 billion as of December 31st, 2018, mainly as a result of the net addition of US$ 1.626 billion, which is composed of new credit lines raised to comply with the freezing of funds related to the Brumadinho dam rupture in the amount of US$ 1.842 billion, and principal repayment in the amount of US$ 216 million.

Funds frozen in the amount of US$ 3.490 billion were removed from "cash and cash equivalents" and therefore impacted net debt, which increased by US$ 2.381 billion compared to the end of the previous quarter, totaling US$ 12.031 billion based on a cash position of US$ 5.020 billion as of March 31st, 2019.

While Vale's robust financial position provides a good cushion against potential financial liabilities, on February 27th, 2019 Vale was downgraded to Ba1 by Moody's due to the uncertainties related to the Brumadinho event.

Average debt maturity decreased to 7.96 years on March 31st, 2019 when compared to 8.9 years on December 31st, 2018. Average cost of debt, after currency and interest rate swaps, was 5.08% per annum on March 31st, 2019, in line with 5.07% per annum on December 31st, 2018. Leverage measured by net debt to LTM[3] adjusted EBITDA increased to 1.0x, while interest coverage, measured by the ratio of the LTM adjusted EBITDA to LTM gross interest, was 10.9x on March 31st, 2019 against 14.0x on December 31st, 2018.

In addition, pursuant to IFRS 16, Vale recognized leasing liabilities in the amount of US$ 1.746 billion, as detailed in "IFRS 16 - Changes in accounting standards on leasing" below.

Debt indicators

US$ million	1Q19	4Q18	1Q18
Gross debt [1]	17,051	15,466	20,276
Net debt [1]	12,031	9,650	14,901
Leases (IFRS 16)	1,746	-	-
Total debt / adjusted LTM EBITDA (x)	1.4	0.9	1.4
Net debt / adjusted LTM EBITDA (x)	1.0	0.6	1.0
Adjusted LTM EBITDA / LTM gross interest (x)	10.9	14.0	9.8

[1] Does not include leases (IFRS 16).

[3] Last twelve months.

22

Gross debt US$ million Net debt US$ million L:::; Leases 0 Casn posrt1on on March 31".2019 1018 4018 1019 4018 1019 1018 Debt position breakdown by currency (before hedge) Debt position breakdown by currency (after hedge) % % •USD •BRL •EUR •Others •USD •Hedge to USD •BRL •Others Debt amortization schedule' US$ billion Debt breakdown by instrument % •Development Agencies •CapitalMarkets •Barl< Loans 2019 2020 2021 2022 2023 Gross onwards debt ' As of March 3111, 2019 Does not indude accrued charges 61% of debt maturity after 2023

24 IFRS 16 - Changes in accounting standards on leasing Vale adopted IFRS 16 as of the initial date of its application (January 1st, 2019), which resulted in the following changes at its accounting policy for lease contracts: • Ponta da Madeira and Itaguaí maritime terminals in Brazil and a maritime terminal in Oman, mainly for handling iron ore and iron ore pellets, with the remaining lease terms of, respectively, 4 and 7 years for the ports in Brazil and 24 years for the port in Oman. • Time-charter contracts (5) with shipowners of ore carriers, with the remaining lease terms of 11 years on average. • Long-term agreements for the exploration and processing of iron ore with joint ventures, such as the agreements to lease pelletizing plants in Brazil. • Oxygen plant to support nickel operation in Canada, with the remaining period of the lease agreement of 11 years. • Property and office leases agreements for operational facilities where Vale conducts business. Until December 31st, 2018, leases arrangements were classified as operating leases and were not recognized in Vale’s statement of financial position. The contractual payments were recognized in the income statement on a straight-line basis over the term of the lease. As at January 1st, 2019, the lease agreements were measured discounting at the present value the remaining contractual payments, using Vale’s incremental borrowing rate ranging according to the remaining lease term. The lease liability is presented on the statement of financial position as “Leases” and totaled US$ 1.746 billion (US$ 219 million of Current Liabilities and US$ 1.527 billion of Non-current liabilities) at March 31st, 2019.

Performance of the business segments

Segment information — 1Q19, as per footnote of financial statements

US$ million	Net Revenues	Cost[1]	Expenses: SG&A and others[1]	Expenses: R&D[1]	Expenses: Pre operating & stoppage[1]	Dividends and interests on associates and JVs	Adjusted EBITDA
Ferrous Minerals	6,343	(2,531)	(19)	(24)	(167)	-	3,602
Iron ore fines	4,477	(1,644)	(13)	(19)	(157)	-	2,644
ROM	10	-	-	-	-	-	10
Pellets	1,674	(753)	(4)	(5)	(10)	-	902
Others ferrous	97	(77)	(1)	-	-	-	19
Mn & Alloys	85	(57)	(1)	-	-	-	27
Coal	333	(423)	(1)	(6)	-	28	(69)
Base Metals	1,451	(914)	(12)	(12)	(8)	-	505
Nickel[2]	980	(688)	(12)	(7)	(8)	-	265
Copper[3]	471	(226)	-	(5)	-	-	240
Others	76	(85)	(148)	(29)	-	-	(186)
Brumadinho impact	-	-	(4,504)	-	-	-	(4,504)
Total	8,203	(3,953)	(4,684)	(71)	(175)	28	(652)

[1] Excluding depreciation and amortization

[2] Including copper and by-products from our nickel operations

[3] Including by-products from our copper operations

25

Ferrous Minerals

ADJUSTED EBITDA

Adjusted EBITDA of the Ferrous Minerals business segment was US$ 3.602 billion in 1Q19, 12% lower than in 4Q18, mainly due to: (i) new inventory management procedures in Chinese ports, which affected the timing of sales revenue recognition and led to an one-off impact in EBITDA (US$ 249 million); (ii) operation stoppages following the Brumadinho dam rupture (US$ 290 million related to the 7 Mt of iron ore fines and pellets lost volumes and US$ 160 million of stoppage expenses); and (iii) weather related impacts on sales volumes (US$ 573 million associated to the usual weather seasonality and US$ 193 million from abnormal rains in Ponta da Madeira port affecting shipments from the Northern system); which were partially offset by higher prices (US$ 889 million).


US$ million
4,115
249
290
160
573
193
889
63
3,602
EBITDA 4Q18
One-off revenue recognition
Brumadinho lost volumes
Brumadinho stoppage expenses
Usual weather seasonality
Abnormal weather impacts
Prices
Others
EBITDA 1Q19

Regarding the above-mentioned inventory management procedures, according to previous practices, once a commercial agreement was reached, ownership of the product at our blending facilities was transferred to the customer and revenue was recognized, irrespective of retrieval of the ore by the customer. Consequently, the ore sold had to be segregated at the port awaiting retrieval, and therefore port operational capacity was constrained due to lack of stockyard flexibility. According to the new commercial practices, ownership of the product and hence revenue recognition is only granted upon cargo retrieval, which affects the timing of sales revenue recognition.

In addition to the impact of the Brumadinho dam rupture in Ferrous Minerals EBITDA, provisions also related to Brumadinho were recorded in the "Others" business segment, as detailed in the box "Provisions related to the Brumadinho dam rupture" in the "Adjusted EBITDA" section of this report.

26

The share of premium products[4] in total sales was 81% in 1Q19, remaining practically in line with 4Q18. Iron ore fines and pellet quality premiums reached US$ 10.7/t[5] in 1Q19 vs. US$ 11.5/t in 4Q18, mainly due to lower market premiums for Carajas fines, which were partially offset by the positive impact of new contract terms for pellets sales.

Iron ore fines and pellets quality premium

US$/t	1Q19	4Q18	1Q18
Iron ore fines quality premium	5.6	8.1	5.2
Pellets weighted average contribution	5.1	3.4	2.4
Iron ore fines and pellets total quality premium	**10.7**	**11.5**	**7.6**

Sales composition - %



78%
22%
84%
16%
81%
19%
1Q18
4Q18
1Q19
Premium products¹
Other products²

[1] Composed of pellets, Carajás, Brazilian Blend Fines (BRBF), pellet feed and Sinter Feed Low Alumina (SFLA)
[2] Composed of standard sinter feed, lump and high silica

FERROUS MINERALS ADJUSTED EBITDA MARGIN[6]

Adjusted EBITDA per ton for Ferrous Minerals, excluding Manganese and Ferroalloys, was US$ 52.8/t in 1Q19, an increase of US$ 10.5/t when compared to the US$ 42.3/t recorded in 4Q18, mainly as a result of higher market prices.

---

[4] Pellets, Carajás, BRBF (Brazilian Blend Fines), pellet feed and Sinter Feed Low Alumina (SFLA).
[5] Iron ore premium of US$ 5.6/t and weighted average contribution of pellets of US$5.1/t.
[6] Excluding Manganese and Ferroalloys.

27

VALE

Iron ore fines (excluding Pellets and ROM)

ADJUSTED EBITDA

Adjusted EBITDA of iron ore fines was US$ 2.644 billion in 1Q19, 13% lower than 4Q18, mainly due to lower volumes (US$ 972 million) and higher expenses (US$ 85 million), which were partially offset by higher prices (US$ 695 million). Higher C1 cash costs were offset by lower maritime freight cost.

SALES REVENUES AND VOLUME

Net sales revenues of iron ore fines, excluding pellets and run of mine (ROM), decreased to US$ 4.477 billion in 1Q19 vs. US$ 5.487 billion in 4Q18, as a result of lower sales volumes (US$ 1.705 billion), which were partially offset by higher sales prices (US$ 695 million).

Sales volumes of iron ore fines totaled 55.2 Mt in 1Q19, 31% lower than in 4Q18 due to the above mentioned effects of: (i) the usual weather seasonality of 1Q19 vs. 4Q18 (13 Mt); (ii) new operational procedures in Chinese ports, which impacted the timing of sales revenue recognition (6 Mt); (iii) abnormal rains impacting shipments from Ponta da Madeira port in the Northern System (5 Mt); and (iv) the impact of production stoppages following the Brumadinho dam rupture (4 Mt); which were partially offset by inventory drawdowns from Chinese ports in 1Q19 (3 Mt).

CFR sales of iron ore fines totaled 40.5 Mt in 1Q19, representing 73% of all iron ore fines sales volumes in 1Q19, remaining in line with 4Q18.

Net operating revenue by product

US$ million	1Q19	4Q18	1Q18
Iron ore fines	4,477	5,487	4,703
ROM	10	9	9
Pellets	1,674	1,921	1,585
Manganese & Ferroalloys	85	111	124
Others	97	118	106
Total	6,343	7,646	6,527

Volume sold

'000 metric tons	1Q19	4Q18	1Q18
Iron ore fines	55,204	80,201	70,811
ROM	211	294	410
Pellets	12,314	15,987	13,125
Manganese ore	252	442	338
Ferroalloys	25	36	34

28

REALIZED PRICES Pricing system breakdown - % Price realization – iron ore fines Vale’s CFR dmt reference price for iron ore fines (ex-ROM) was US$ 91.6/t in 1Q19, US$ 8.9/t higher than the market reference price for 62% Fe content, as a result of higher quality and premiums (US$ 5.6/t) and the combined positive effect of the pricing mechanisms (US$ 3.3/t). Vale’s realized price increased US$ 12.7/t vs. 4Q18 and totaled US$ 81.1/t in 1Q19, mainly due to the increase in the market reference price for 62% Fe content (US$ 11.1/t) and the positive 29 The percentage of sales recorded under the provisional pricing system in relation to total sales in 1Q19 was lower than in 4Q18 mainly due to the new inventory management procedures in Chinese ports, as the new timing of sales revenue recognition led to an increase of sales with final prices defined within the quarter (current pricing system).

quarter-on-quarter impact of the combined effect of the pricing mechanisms (US$ 4.6/t), which were partially offset by the decrease in market premiums (US$ 2.5/t).

Average prices

US$/ metric ton	1Q19	4Q18	1Q18
Iron ore - Metal Bulletin 65% index	95.2	91.6	90.3
Iron ore - Metal Bulletin 62% low alumina index	84.2	72.6	n.a
Iron ore - 62% Fe reference price	82.7	71.6	74.3
Provisional price at the end of the quarter	85.1	69.3	64.8
Iron ore fines CFR reference (dmt)	91.6	78.3	76.3
Iron ore fines CFR/FOB realized price	81.1	68.4	66.4
ROM	46.1	32.6	22.0
Pellets CFR/FOB (wmt)	135.9	120.1	120.8
Manganese ore	227.8	158.9	246.9
Ferroalloys	1,162.7	1,141.0	1,212.8

COSTS

Costs for iron ore fines amounted to US$ 1.644 billion (or US$ 1.899 billion with depreciation charges) in 1Q19. Costs remained practically in line with 4Q18[7], with lower freight costs offsetting higher C1 cash costs.

IRON ORE COGS - 4Q18 x 1Q19

		Variance drivers				
US$ million	4Q18	Volume	Exchange rate	Others	Total variation	1Q19
C1 cash costs	1,023	(324)	3	72	(249)	774
Freight	1,089	(328)	-	(81)	(409)	680
Others	255	(79)	-	14	(65)	190
Total costs before depreciation and amortization	**2,367**	**(731)**	**3**	**5**	**(723)**	**1,644**
Depreciation	269	(84)	3	67	(14)	255
Total	2,636	(815)	6	72	(737)	1,899

Unit maritime freight cost per iron ore metric ton was US$ 16.8/t in 1Q19, US$ 2.0/t lower than in 4Q18, mainly due to lower bunker oil prices (US$ 1.2/t)[8]and lower spot freight prices (US$ 0.2/t).

C1 CASH COST

C1 cash cost FOB port per metric ton for iron ore fines ex-royalties increased to US$ 14.0/t in 1Q19 from US$ 12.8/t in 4Q18, mainly due to fixed costs dilution on seasonal lower volumes (US$ 1.5/t). It is important to highlight, though, that the impact of the stoppages following the Brumadinho dam rupture (US$ 2.7/t) was registered as expenses (see “EXPENSES” below).

[7] After adjusting for the effects of lower sales volumes (US$ 733 million) and the negative impact of exchange rate variations (US$ 3 million).
[8] The average bunker oil price in Vale's freight portfolio decreased to US$ 403/t in 1Q19 from US$ 467/t in 4Q18.

30

Iron Ore Fines Costs and Expenses in BRL

R$/t	1Q19	4Q18	1Q18
C1 cash costs[1]	52.9	48.7	48.3
Stoppage expenses related to Brumadinho[1]	10.3	n.a.	n.a.
Other expenses[1]	2.8	3.6	3.1
Total	66.0	52.3	51.4

[1] Net of depreciation

Iron ore fines cash cost and freight

	1Q19	4Q18	1Q18
Costs (US$ million)			
COGS, less depreciation and amortization	1,644	2,367	2,078
(-) Distribution costs	67	80	53
(-) Maritime freight costs (A)	680	1,089	818
FOB at port costs (ex-ROM)	**897**	**1,198**	**1,207**
(-) Royalties	123	175	156
FOB at port costs (ex-ROM and ex-royalties) (B)	**774**	**1,023**	**1,051**
Sales volumes (Mt)			
Total iron ore volume sold	55.4	80.4	71.2
(-) Total ROM volume sold	0.2	0.3	0.4
Volume sold (ex-ROM) (C)	55.2	80.2	70.8
Vale's iron ore cash cost (ex-ROM, ex-royalties), FOB (US$ /t) (B/C)	**14.0**	**12.8**	**14.8**
Freight			
Maritime freight costs (A)	680	1,089	818
% of CFR sales (D)	73%	72%	71%
Volume CFR (Mt) (E = C x D)	40.5	58.0	50.0
Vale's iron ore unit freight cost (US$/t) (A/E)	16.8	18.8	16.4

EXPENSES

Iron ore expenses, net of depreciation, amounted to US$ 189 million in 1Q19, increasing US$ 86 million vs. 4Q18, mainly as a result of stoppage expenses following the Brumadinho dam rupture (US$ 150 million), which were partially offset by lower expenses across all other types of expenditure.

Sales and other expenses totaled US$ 13 million in 1Q19, decreasing US$ 23 million vs. 4Q18, mainly due to lower provisions for doubtful receivables in 1Q19. R&D amounted to US$ 19 million, decreasing US$ 19 million vs. 4Q18, following the usual seasonality of disbursements. Pre-operating and stoppage expenses excluding the stoppage expenses related to Brumadinho, net of depreciation, amounted to US$ 7 million, decreasing US$ 22 million vs. 4Q18, as no pre-operating expenses related to S11D were recorded in 1Q19, as planned.

31

Iron ore pellets

Adjusted EBITDA for pellets was US$ 902 million in 1Q19, 9% lower than in 4Q18, mainly as a result of lower volumes (US$ 221 million), lower dividends received[9] (US$ 49 million), which were partially offset by higher market prices (US$ 137 million) and the positive impact of new contract terms (US$ 97 million).

Sales totaled 12.3 Mt in 1Q19, 23% lower than in 4Q18 mainly due to the impact of the production stoppages at Fábrica and Vargem Grande, following the Brumadinho dam rupture.

CFR pellet sales of 3.7 Mt in 1Q19 represented 30% of total pellet sales, with this share remaining in line with 4Q18. FOB pellet sales amounted to 8.6 Mt in 1Q19.

Realized prices in 1Q19 were an average CFR/FOB of US$ 135.9/t, increasing US$ 15.8/t vs. 4Q18, while the reference price for 62% Fe content grew US$ 11.1/t, mainly as a result of new contract terms. Contracted premiums were maintained at their 2018 level, but prices are now determined considering the 65% Fe content market index instead of the standard 62% Fe content one, thus leading to higher realized prices.

Costs totaled US$ 753 million (or US$ 860 million with depreciation charges) in 1Q19, with a slight net increase[10] of US$ 11 million vs. 4Q18, mainly due to higher maintenance costs.

Expenses totaled US$ 19 million in 1Q19, increasing US$ 10 million as a result of the stoppage expenses related to the Fábrica and Vargem Grande pellet plants, whose production was halted following the Brumadinho dam rupture.

Pellets - EBITDA

	1Q19		4Q18	
	US$ million	US$/wmt	US$ million	US$/wmt
Net revenues / Realized price	1,674	135.9	1,921	120.2
Dividends received (Leased pelletizing plants)	-	-	49	3.1
Cash costs (Iron ore, leasing, freight, overhead, energy and other)	(753)	(61.1)	(961)	(60.1)
Pre-operational & stoppage expenses	(10)	(0.8)	-	-
Expenses (Selling, R&D and other)	(9)	(0.7)	(13)	(0.8)
EBITDA	902	73.2	996	62.3

Iron ore fines and pellets cash break-even

In 1Q19, Vale's iron ore fines and pellets EBITDA breakeven increased US$ 3/t, totaling US$ 30.3/t, mainly as a result of the higher stoppage expenses related to Brumadinho (US$ 2.7/t),

[9] Dividends from leased pelletizing plants, which are usually paid every 6 months (in 2Q and 4Q).

[10] After adjusting for the effects of lower sales volumes (US$ 223 million) and the negative impact of exchange rate variations (US$ 4 million).

32

lower market premiums for iron ore fines (US$ 2.5/t) and C1 cash costs (US$ 1.2/t), which were partially offset by a greater pellet contribution (US$ 1.7/t) and lower freight costs (US$ 2.0/t).

Iron ore and pellets cash break-even landed in China[1]

US$/t	1Q19	4Q18	1Q18
Vale's iron ore cash cost (ex-ROM, ex-royalties), FOB (US$ /t)	14.0	12.8	14.8
Iron ore fines freight cost (ex-bunker oil hedge)	16.8	18.8	16.4
Iron ore fines distribution cost[2]	1.2	1.0	0.7
Iron ore fines stoppage expenses[3] related to Brumadinho	2.7	n.a	n.a
Iron ore fines expenses[3] & royalties	2.9	3.1	3.2
Iron ore fines moisture adjustment	3.3	3.1	3.1
Iron ore fines quality adjustment	(5.6)	(8.1)	(5.2)
Iron ore fines EBITDA break-even (US$/dmt)	**35.4**	**30.7**	**33.0**
Iron ore fines pellet adjustment	(5.1)	(3.4)	(2.4)
Iron ore fines and pellets EBITDA break-even (US$/dmt)	**30.3**	**27.3**	**30.5**
Iron ore fines sustaining investments	4.2	6.7	3.9
Iron ore fines and pellets cash break-even landed in China (US$/dmt)	**34.4**	**34.0**	**34.5**

[1] Measured by unit cost + expenses + sustaining investment adjusted for quality

[2] Distribution cost per ton calculation method has been revised and adjusted retroactively, now dividing by total sales volume instead of CFR sales volume

[3] Net of depreciation and includes dividends received

Manganese and ferroalloys

Adjusted EBITDA of manganese ore and ferroalloys was US$ 27 million in 1Q19, 16% lower than in 4Q18, mainly due to lower sales volumes, which were partially offset by higher realized prices.

Manganese ore sales volumes reached 252,000 t in 1Q19, 43.0% lower than in 4Q18, mainly due to the lower production and the impact of heavy rains, which affected São Luís port shipments.

Ferroalloys sales volumes totaled 25,000 t in 1Q19, 30.6% lower than in 4Q18 following a margin over volume strategy.

Volume sold by destination – Iron ore and pellets

'000 metric tons	1Q19	4Q18	1Q18
Americas	**8,534**	**10,413**	**9,875**
Brazil	6,260	7,547	6,844
Others	2,274	2,866	3,031
Asia	**46,748**	**67,075**	**58,439**
China	36,196	53,172	47,285
Japan	5,800	6,764	6,853
Others	4,752	7,139	4,301
Europe	**8,349**	**12,344**	**11,548**
Germany	3,284	3,926	4,517
France	1,121	2,035	1,403
Others	3,944	6,383	5,628
Middle East	**2,248**	**4,153**	**2,627**
Rest of the World	**1,851**	**2,497**	**1,857**
Total	67,730	96,482	84,346

33

Selected financial indicators - Ferrous Minerals

US$ million	1Q19	4Q18	1Q18
Net Revenues	6,343	7,646	6,527
Costs[1]	(2,531)	(3,489)	(3,038)
Expenses[1]	(26)	(37)	(18)
Pre-operating and stoppage expenses[1]	(160)	(34)	(38)
R&D expenses	(24)	(47)	(25)
Dividends and interests on associates and JVs	-	76	-
Adjusted EBITDA	3,602	4,115	3,408
Depreciation and amortization	(428)	(407)	(432)
Adjusted EBIT	3,174	3,708	2,976
Adjusted EBIT margin (%)	50.0	48.5	45.6

[1] Net of depreciation and amortization

Selected financial indicators - Iron ore fines

US$ million	1Q19	4Q18	1Q18
Adjusted EBITDA (US$ million)	2,644	3,044	2,557
Volume Sold (Mt)	55.2	80.2	70.8
Adjusted EBITDA (US$/t)	48	38	36

Selected financial indicators - Pellets

US$ million	1Q19	4Q18	1Q18
Adjusted EBITDA (US$ million)	902	996	763
Volume Sold (Mt)	12.3	16.0	13.1
Adjusted EBITDA (US$/t)	73	62	58

Selected financial indicators - Ferrous ex Manganese and Ferroalloys

US$ million	1Q19	4Q18	1Q18
Adjusted EBITDA (US$ million)	3,575	4,083	3,359
Volume Sold (Mt)[1]	67.7	96.5	84.3
Adjusted EBITDA (US$/t)	53	42	40

[1] Volume including iron ore fines, pellets and ROM.

34

Base Metals

The Base Metals business is focused on the stabilization plan for nickel operations, preparing the business for the times ahead, and remains firm on the strategy to focus on value over volume. North Atlantic operations continued to reduce its unit costs to sub-US$ 4,000/t[11] as a result of improvements and optimizations in the operations and higher by-product credits. At our New Caledonia operations, VNC is implementing a proactive maintenance program to increase asset reliability and an operating plan to improve final product quality aligned with the needs of the battery production industry. This program, along with a significant reduction of volume and prices of the cobalt by-product, impacted unit costs in the operation. However, in the longer term, it will qualify the operation to better serve emerging uses of nickel in electric vehicle applications.

Base Metals adjusted EBITDA was US$ 505 million in 1Q19 vs. US$ 592 million in 4Q18, mainly due to lower volumes (US$ 82 million), higher costs (US$ 82 million) as lower volumes reduced dilution of fixed costs, and lower cobalt prices (US$ 29 million), which were partially offset by higher nickel, copper, gold, silver and PGMs prices (US$ 99 million).

Average prices

US$/ metric ton	1Q19	4Q18	1Q18
Nickel - LME	12,369	11,516	13,276
Copper - LME	6,215	6,172	6,961
Nickel	12,571	12,133	13,637
Copper	6,012	5,591	5,827
Gold (US$/oz)	1,279	1,179	1,324
Silver (US$/oz)	15.24	13.42	15.47
Cobalt (US$/t)	25,886	49,090	70,588

Base Metals EBITDA overview – 1Q19

US$ million	North Atlantic	PTVI Site	VNC Site	Onça Puma	Sossego	Salobo	Others	Total Base Metals
Net Revenues	**776**	**126**	**64**	**65**	**134**	**337**	**(51)**	**1,451**
Costs	(472)	(123)	(126)	(47)	(80)	(146)	80	(914)
Selling and other expenses	(7)	1	(1)	-	-	-	(5)	(12)
Pre-operating and stoppage expenses	-	-	-	(1)	-	-	(7)	(8)
R&D	(4)	-	(1)	(1)	(4)	(1)	(1)	(12)
EBITDA	293	4	(64)	16	50	190	16	505

[11] After by-products.

35

Nickel operations

Nickel operations – EBITDA by operation

US$ million	1Q19	4Q18	1Q18
North Atlantic operation[1]	293	223	257
PTVI	4	57	43
VNC	(64)	(50)	28
Onça Puma	16	26	25
Others[2]	16	23	42
Total	265	279	395

[1] Includes the operations in Canada and in the United Kingdom.

[2] Includes the PTVI and VNC off-takes, intercompany sales eliminations, purchase of finished nickel and corporate center allocation for Base Metals.

Nickel operations – unit cash cost of sales, net of by-product credits

US$/t	1Q19	4Q18	1Q18
North Atlantic operations[1]	3,972	4,703	6,756
PTVI	8,834	6,897	7,246
VNC	22,771	13,793	8,874
Onça Puma	8,846	7,517	7,685

[1] North Atlantic figures include Clydach refining costs.

Details of nickel operations' adjusted EBITDA by operation are as follows:

- The North Atlantic operations EBITDA was US$ 293 million, increasing US$ 70 million vs. 4Q18 mainly due to higher nickel, copper and PGMs realized prices (US$ 61 million), higher by-product volumes (US$ 30 million) and lower expenses (US$ 28 million), which more than offset lower cobalt prices (US$ 57 million). Unit cash costs decreased to US$ 3,972/t because of improvements and optimizations in the operations and higher by-product credits.

- PTVI's EBITDA was US$ 4 million, decreasing by US$ 53 million compared to 4Q18, mainly due to higher costs (US$ 26 million) and lower volumes (US$ 18 million). Unit cash costs increased due to the relining of the hydroelectric Larona canal, in Indonesia, which caused PTVI to temporarily shift its operations to diesel-generated power at lower productivity rates. Electric furnace operational issues contributed to reduced volume in the quarter.

- VNC's EBITDA was negative US$ 64 million, decreasing by US$ 14 million when compared to 4Q18, mainly as a result of higher costs (US$ 31 million) and lower cobalt prices (US$ 15 million), which were partially offset by higher nickel realized price (US$ 16 million) and the impact of lower sales volumes in the quarter (US$ 16 million). Unit cash costs increased in the quarter mainly due to lower dilution of fixed costs on lower

36

volumes, costs associated with the proactive maintenance program to enhance future operations and the impact of lower cobalt by-product credits due to lower market prices.

- Onça Puma's EBITDA was US$ 16 million, decreasing by US$ 10 million compared to 4Q18, mainly as a result of lower volumes (US$ 7 million) and higher costs (US$ 6 million), partially offset by higher nickel realized prices (US$ 2 million). Unit cash costs increased mainly due to a scheduled maintenance shutdown in the quarter, as well as lower feed grades.

EBITDA breakeven – nickel operations[12]



US$/t, 1Q19
13,696
6,940
6,756
86
136
156
155
7,289
201
7,088
COGS
By-product revenues
COGS after by-product revenues
Sales expenses
R&D
Pre-operating & stoppage
Other expenses
Total costs
Average nickel realized price premium
EBITDA break even

SALES REVENUES AND VOLUMES

Nickel sales revenues were US$ 632 million in 1Q19, decreasing US$ 91 million vs. 4Q18 as a result of lower volumes (US$ 113 million), which were partially offset by higher price realization (US$ 22 million). Sales volumes of nickel were 50.3 kt in 1Q19, 9.3 kt lower than in 4Q18, reflecting lower production and a management decision to increase inventories of high-quality nickel due to lower LME prices at the beginning of 1Q19 – these actions are consistent with Vale's strategy of prioritizing value over volume.

Copper by-product from nickel operations generated sales revenues of US$ 191 million in 1Q19, increasing US$ 31 million vs. 4Q18 as a result of higher copper price realization (US$ 18 million) and higher sales volumes (US$ 14 million). Sales volumes of copper by-product totaled 32.2 kt in 1Q19, 2.5 kt higher than in 4Q18.

Cobalt by-product sales revenues totaled US$ 30 million in 1Q19, decreasing US$ 34 million vs. 4Q18, mainly as a result of lower cobalt prices in the quarter (US$ 29 million). Sales volumes of cobalt by-product amounted to 1,173 t in 1Q19, 133 t lower than in 4Q18.

[12] Considering only the cash effect of US$ 400/oz that Wheaton Precious Metals pays for 70% of Sudbury's gold by-product, nickel operations EBITDA breakeven would increase to US$ 7,989/t.

37

Net operating revenue by product - Nickel operations Nickel 632 723 790 Gold as by-product 16 16 20 PGMs 102 78 74 Others 4 5 13 Total 980 1,052 1,133 Volume sold - Nickel operations Class I nickel 29 31 37 Class II Battery-suitable nickel 12 17 13 Class II nickel 5 7 4 Copper 32 30 26 Gold as by-product ('000 oz) 13 12 15 Silver as by-product ('000 oz) 302 474 321 Cobalt (metric ton) 1,173 1,306 1,276 REALIZED NICKEL PRICES Vale’s nickel products are classified as Class I, Class II Battery-suitable, Class II and Intermediates. In 1Q19, 58% of our sales were high-quality Class I nickel products. 38 PGMs ('000 oz)767273 Intermediates454 ‘000 metric tons1Q194Q181Q18 Nickel506058 Cobalt306490 Silver as by-product565 Copper191160141 US$ million1Q194Q181Q18

Class I products, 29.1 kt, 58% of nickel sales in 1Q19 Class I products were sourced from 100% of North Atlantic operations in 1Q19. operations and 50% of PTVI Part of the Class I nickel products is sold at higher premiums for the specialties/high-quality markets but part of it is sold to stainless-steel Class II markets, with lower premiums. As demand for specialty products and EV batteries increases, a larger portion of our high-quality Class I nickel products will be sold to Class I markets, capturing a larger share of premiums in the product mix. Class II Battery-suitable, Class II and Intermediates, 21.3 kt, 42% of nickel sales in 1Q19 Class II Battery-suitable products offer an upside for use as feed into the battery supply chain for EV batteries. Although technically any nickel can be upgraded to the purity level required by the EV batteries market, the products comprising the Class II Battery-suitable nickel are those which offer economic feasibility and cost-efficient solutions to be used in that market. Also, the different products included in this category offer different levels of potential and readiness for 39 utilization in EVs. The Class II Battery-suitable products were sourced from 100% of VNC operations and 32% of PTVI operations in 1Q19.

It is economically challenging to use Class II products such as ferro-nickel in electric vehicle battery applications, mainly due to impurities as well as operational and capital costs associated with the conversion process. Vale's Class II products were sourced from 100% of Onça Puma operations in 1Q19.

Intermediate products were sourced from 18% of PTVI production in 1Q19. These products do not represent finished nickel production and are generally sold at a discount given that they still need to be processed before being sold to end customers.

Premiums / discount by nickel product

US$/t	1Q19	4Q18	1Q18
Class I nickel	1,320	1,240	1,390
Class II Battery-suitable nickel	(90)	(500)	(300)
Class II nickel	(50)	50	410
Intermediates	(2,460)	(2,970)	(2,490)

The average nickel realized price was US$ 12,571/t, US$ 202/t higher than the average LME nickel price of US$ 12,369/t in 1Q19. The aggregate impact of the aforementioned premiums and discounts (considering their respective volumes in the sales mix) was:

- Premium for Class I nickel products for 58% of sales, with aggregate impact of US$ 764/t;
- Discount for Class II Battery-suitable nickel products for 25% of sales, with aggregate impact of -US$ 22/t;
- Discount for Class II nickel products for 10% of sales, with aggregate impact of -US$ 6/t;
- Discount for Intermediates for 7% of sales, with aggregate impact of -US$ 173/t; and,
- Other timing and pricing adjustments, mainly due to carryover effects from the differences between the LME price at the moment of sale and the quarterly LME average, along with the impact of fixed forward price sales, with a negative aggregate impact of -US$ 361/t.

40

Nickel premium/discount by product and average aggregate premiums



US$/t, 1Q19
1,320
-90
-50
-2,460
563
361
202
Class I premium
Class II Battery-suitable discount
Class II premium
Intermediates
Vale's average aggregate premium
Other timing and pricing adjustments
Vale's average aggregate premium after adjustments

Nickel COGS - 4Q18 x 1Q19

		Variance drivers				
US$ million	4Q18	Volume	Exchange rate	Others	Total variation	1Q19
Nickel operations	741	(98)	(2)	47	(53)	688
Depreciation	235	(18)	(1)	41	22	257
Total	976	(116)	(3)	88	(31)	945

EXPENSES

Selling expenses and other expenses totaled US$ 12 million in 1Q19, in line with last quarter.

Pre-operating and stoppage expenses were US$ 8 million in 1Q19, mainly due to care and maintenance expenses for Stobie and Birchtree in the North Atlantic operations.

R&D expenses were US$ 7 million in 1Q19, lower than the US$ 11 million recorded in 4Q18. These expenses encompass R&D initiatives for further operational improvements, with the main expenses associated with North Atlantic, PTVI and VNC corresponding to US$ 4 million, US$ 1 million and US$ 1 million, respectively, in the quarter.

41

Selected financial indicators - Nickel operations

US$ million	1Q19	4Q18	1Q18
Net Revenues	980	1,052	1,133
Costs[1]	(688)	(741)	(706)
Expenses[1]	(12)	(11)	(15)
Pre-operating and stoppage expenses[1]	(8)	(10)	(8)
R&D expenses	(7)	(11)	(9)
Dividends and interests on associates and JVs	-	-	-
Adjusted EBITDA	265	279	395
Depreciation and amortization	(259)	(237)	(296)
Adjusted EBIT	6	42	99
Adjusted EBIT margin (%)	0.6	4.0	8.7

[1] Net of depreciation and amortization

Copper operations – Salobo and Sossego

Copper operations – unit cash cost of sales, net of by-product credits

US$/t	1Q19	4Q18	1Q18
Sossego	3,383	2,941	3,267
Salobo	1,086	624	1,155

Copper – EBITDA by operation

US$ million	1Q19	4Q18	1Q18
Sossego	50	62	54
Salobo	190	251	195
Total	240	313	249

Details of copper operations' adjusted EBITDA by operation are as follows:

- Sossego's EBITDA was US$ 50 million, decreasing by US$ 12 million vs. 4Q18, mainly as a result of lower copper volumes (US$ 15 million) and higher costs (US$ 8 million), which were partially offset by higher copper and gold realized prices (US$ 11 million). Unit cash costs increased to US$ 3,383/t due to the effects of lower volumes on the dilution of fixed costs and lower by-product credits.

- Salobo's EBITDA was US$ 190 million, decreasing by US$ 61 million vs. 4Q18, mainly as a result of lower copper volumes (US$ 58 million) and higher costs (US$ 25 million), which were partially offset by higher copper and gold realized prices (US$ 22 million). Unit cash costs increased to US$ 1,086/t mainly due to the effects of lower volumes on the dilution of fixed costs and lower by-product credits.

42

EBITDA breakeven – copper operations[13]



US$/t, 1Q19
3,880
2,038
1,842
6
91
0
1
1,939
616
2,555
COGS
By-product revenues
COGS after by-product revenues
Sales expenses
R&D
Pre-operating & stoppage
Other expenses
Total costs
TC/RCs, penalties, premiums and discounts
EBITDA break even

The realized price to be used against the EBITDA breakeven should be the copper realized price before discounts (US$ 6,667/t), given that TC/RCs, penalties and other discounts are already part of the EBITDA breakeven build-up.

SALES REVENUES AND VOLUMES

Copper sales revenues were US$ 352 million in 1Q19, decreasing by US$ 70 million vs. 4Q18 as a result of lower volumes (US$ 92 million) which were offset by higher price realization (US$ 22 million). Copper sales volumes were 58,2 kt in 1Q19, 16,2 kt lower than in 4Q18, in line with the decrease in production over the quarter.

By-product revenues were US$ 119 million in 1Q19, decreasing by US$ 20 million vs. 4Q18 as a result of lower by-product volumes (US$ 31 million) which were offset by higher price realization (US$ 11 million). Sales volumes of gold by-product were 90,000 oz in 1Q19, 27,000 oz lower than in 4Q18 and sales volumes of silver by-product were 204,000 oz in 1Q19, 13,000 oz lower than with 4Q18.

Net operating revenue by product - Copper operations

US$ million	1Q19	4Q18	1Q18
Copper	352	422	370
Gold as by-product	116	136	128
Silver as by-product	3	3	3
Total	471	561	501

Volume sold - Copper operations

'000 metric tons	1Q19	4Q18	1Q18
Copper	58	74	62
Gold as by-product ('000 oz)	90	117	97
Silver as by-product ('000 oz)	204	217	173

[13] Considering only the cash effect of US$ 400/oz that Wheaton Precious Metals pays for 75% of Salobo's gold by-product, copper operations EBITDA breakeven would increase to US$ 3,456/t

43

REALIZED COPPER PRICES

The realized copper price was US$ 6,051/t, US$ 164/t lower than the average LME copper price of US$ 6,215/t in 1Q19. Vale's copper products are sold on a provisional pricing basis during the quarter with final prices determined in a future period, generally one to four months forward.

The realized copper price differed from the average LME price in 1Q19 due to the following factors[14]:

- Current period price adjustments: mark-to-market of invoices still open in the quarter based on the copper price forward curve at the end of the quarter (+US$ 269/t);
- Prior period price adjustment: variance between the price used in final invoices (and in the mark-to-market of invoices from previous quarters still open at the end of the quarter) and the provisional prices used for sales in previous quarters (+US$ 183/t); and,
- TC/RCs, penalties, premiums and discounts for intermediate products (-US$ 616/t).

Price realization – copper operations



US$/t, 1Q19
6,215
269
6,484
183
6,667
616
6,051
Average LME copper price
Current period price adjustments
Copper gross realized price
Prior period price adjustments
Copper realized price before discounts
TC/RCs, penalties, premiums and discounts
Average copper realized price

Copper COGS - 4Q18 x 1Q19

		Variance drivers				
US$ million	4Q18	Volume	Exchange rate	Others	Total variation	1Q19
Copper operations	241	(52)	2	35	(15)	226
Depreciation	43	(10)	-	14	4	47
Total	284	(62)	2	49	(11)	273

EXPENSES

Research and development expenses were US$ 5 million in 1Q19, with Sossego and Salobo corresponding to US$ 4 million and US$ 1 million, respectively, in the quarter.

[14] On March 31st, 2019, Vale had provisionally priced copper sales from Sossego and Salobo totaling 70,166 tons valued at an LME forward price of US$ 6,444/t, subject to final pricing over the following months.

44

Selected financial indicators - Copper operations Net Revenues 471 561 501 Expenses¹ (1) (1) - R&D expenses (5) (6) (4) Adjusted EBITDA 240 313 249 Adjusted EBIT 193 270 195 ¹ Net of depreciation and amortization 45 Adjusted EBIT margin (%)41.048.138.8 Depreciation and amortization(47)(43)(54) Dividends and interests on associates and JVs---Pre-operating and stoppage expenses¹---Costs¹(226)(241)(247) US$ million1Q194Q181Q18

Coal

ADJUSTED EBITDA

Coal adjusted EBITDA was negative US$ 69 million in 1Q19, US$ 85 million lower than in 4Q18, mainly as a result of lower sales volumes for metallurgical and thermal coals. The negative effects of costs and sales volumes were offset by the combined positive effect of the pricing mechanisms on metallurgical coal realized prices.

Volume sold

'000 metric tons	1Q19	4Q18	1Q18
Metallurgical coal	1,291	1,790	1,432
Thermal coal	1,103	1,643	1,065
Total	2,394	3,433	2,497

Revenues and price realization

Revenues decreased by US$ 149 million to US$ 333 million in 1Q19 from US$ 482 million in 4Q18, due to lower thermal coal realized prices (US$ 13 million) and lower sales volumes (US$ 141 million), which were partially offset by higher metallurgical coal realized prices (US$ 5 million).

Sales volumes totaled 2.4 Mt in 1Q19, decreasing 30% vs. 4Q18 due to the impact on production of an extremely severe rainy season.

Net operating revenue by product

US$ million	1Q19	4Q18	1Q18
Metallurgical coal	258	351	293
Thermal coal	75	131	87
Total	333	482	380

46

Price realization – Metallurgical coal US$/t 1Q19 Price realization – Thermal coal US$/t, 1Q19 Coal prices Metallurgical coal index price¹ 205.8 221.5 228.5 Thermal coal index price² 82.0 95.9 94.4 Vale’s average realized price 139.1 140.4 152.2 ¹ Reference price Premium Low Vol Hard Coking Coal FOB Australia. ² McCloskey FOB Richards Bay 47 Vale’s thermal coal realized price67.779.582.0 Vale’s metallurgical coal realized price200.2196.4204.6 US$/ metric ton1Q194Q181Q18

Costs and expenses

Costs totaled US$ 423 million in 1Q19. After adjusting for the effect of lower volumes (US$ 129 million), costs increased by US$ 72 million vs. 4Q18, mainly due to the impact of fixed cost dilution on lower volumes. The fixed cost dilution also affected pro-forma C1 cash cost, which increased to US$ 163.5/t in 1Q19 from US$ 129.4/t in 4Q18.

Pro-forma cash cost

US$/ metric ton	1Q19	4Q18	1Q18
Pro-forma operational costs[1] (A)	106.1	82.8	90.8
Nacala non-operational tariff [2] [3] (B)	65.3	57.7	40.8
Other costs (C)	3.8	(2.9)	0.2
Cost at Nacala Port (D = A+B+C)	175.2	137.5	131.8
NLC's debt service to Vale (E)	11.7	8.2	24.0
Pro-forma C1 cash cost (F = D-E)	163.5	129.4	107.8

[1] Includes the inferred NLC tariff components related to fixed and variable costs and excludes royalties

[2] Includes the inferred NLC tariff components related to sustaining capex, working capital, taxes and other financial items

[3] Reallocation of US$ 4.3/t in 4Q18 between pro-forma operational costs and Nacala non-operational tariff lines.

Selected financial indicators - Coal

US$ million	1Q19	4Q18	1Q18
Net Revenues	333	482	380
Costs[1]	(423)	(480)	(335)
Expenses[1]	(1)	(6)	2
Pre-operating and stoppage expenses[1]	-	-	-
R&D expenses	(6)	(8)	(3)
Dividends and interests on associates and JVs	28	28	60
Adjusted EBITDA	(69)	16	104
Depreciation and amortization	(49)	(65)	(65)
Adjusted EBIT	(118)	(49)	39
Adjusted EBIT margin (%)	(35.4)	(10.2)	10.3

[1] Net of depreciation and amortization

48

ANNEXES

SIMPLIFIED FINANCIAL STATEMENTS

Income Statement

US$ million	1Q19	4Q18	1Q18
Net operating revenue	8,203	9,813	8,603
Cost of goods sold	(4,701)	(5,752)	(5,224)
Gross profit	**3,502**	**4,061**	**3,379**
Gross margin (%)	42.7	41.4	39.3
Selling, general and administrative expenses	(110)	(141)	(124)
Research and development expenses	(71)	(125)	(69)
Pre-operating and stoppage expenses	(214)	(66)	(78)
Brumadinho impact	(4,504)	-	-
Other operational expenses	(84)	(150)	(125)
Impairment and others results in non-current assets	(204)	(714)	(18)
Operating profit	**(1,685)**	**2,865**	**2,965**
Financial revenues	97	113	118
Financial expenses	(808)	(550)	(647)
Gains (losses) on derivatives, net	93	55	90
Monetary and exchange variation	(88)	367	(185)
Equity results and other results in associates and joint ventures	84	105	71
Income (loss) before taxes	**(2,307)**	**2,955**	**2,412**
Current tax	(247)	(609)	(93)
Deferred tax	879	1,485	(628)
Net Earnings (loss) from continuing operations	**(1,675)**	**3,831**	**1,691**
Net income (loss) attributable to noncontrolling interest	(33)	45	19
Gain (loss) from discontinued operations	-	-	(82)
Net earnings (loss) attributable to the Company's stockholders	**(1,642)**	**3,786**	**1,590**
Earnings (loss) per share (attributable to the Company's stockholders - US$)	(0.32)	0.73	0.31
Diluted earnings (loss) per share (attributable to the Company's stockholders - US$)	(0.32)	0.73	0.31

Equity income (loss) by business segment

US$ million	1Q19	%	4Q18	%	1Q18	%
Ferrous Minerals	84	79	125	85	77	91
Coal	(5)	(5)	3	2	4	5
Base Metals	-	-	(1)	(1)	1	1
Logistics	-	-	-	-	-	-
Others	27	25	20	14	3	4
Total	**106**	**100**	**147**	**100**	**85**	**100**

49

Balance sheet

US$ million	3/31/2019	12/31/2018	3/31/2018
Assets			
Current assets	15,075	15,292	15,239
Cash and cash equivalents	5,008	5,784	5,368
Accounts receivable	2,453	2,648	2,689
Other financial assets	467	435	376
Inventories	4,909	4,443	3,967
Prepaid income taxes	567	543	722
Recoverable taxes	1,188	883	1,055
Others	483	556	602
Non-current assets held for sale and discontinued operation	-	-	460
Non-current assets	17,360	13,326	12,682
Judicial deposits	5,124	1,716	1,993
Other financial assets	3,108	3,144	3,047
Recoverable income taxes	560	544	587
Recoverable taxes	560	751	667
Deferred income taxes	7,711	6,908	6,106
Others	297	263	282
Fixed assets	61,715	59,572	66,463
Total assets	94,150	88,190	94,384
Liabilities			
Current liabilities	12,467	9,111	9,990
Suppliers and contractors	3,331	3,512	3,598
Loans and borrowing	2,715	1,003	1,966
Leases	219	-	-
Other financial liabilities	1,434	1,604	1,008
Taxes payable	669	428	703
Settlement program (REFIS)	433	432	227
Provisions	976	1,363	868
Liabilities related to associates and joint ventures	280	289	369
Liabilities related to Brumadinho	1,642	-	-
Others	768	480	1,038
Liabilities directly associated with non-current assets held for sale and discontinued operations	-	-	213
Non-current liabilities	38,490	34,247	38,587
Loans and borrowing	14,336	14,463	18,310
Leases	1,527	-	-
Other financial liabilities	3,011	2,711	2,901
Settlement program (REFIS)	3,825	3,917	4,796
Deferred income taxes	1,524	1,532	1,704
Provisions	9,130	7,095	6,984
Liabilities related to associates and joint ventures	765	832	633
Liabilities related to Brumadinho	749	-	-
Gold stream transaction	1,522	1,603	1,793
Others	2,101	2,094	1,466
Total liabilities	50,957	43,358	48,577
Stockholders' equity	43,193	44,832	45,807
Total liabilities and stockholders' equity	94,150	88,190	94,384

50

Cash flow

US$ million	1Q19	4Q18	1Q18
Cash flows from operating activities:			
Income (loss) before income taxes	(2,307)	2,956	2,412
Adjustments to reconcile			
Depreciation, depletion and amortization	801	768	873
Equity results and other results in associates and joint ventures	(84)	(148)	(71)
Impairment and disposal of non-current assets	204	758	18
Financial results, net	706	15	624
Variation of assets and liabilities			
Accounts receivable	464	(225)	17
Inventories	(461)	(411)	56
Suppliers and contractors	(103)	(335)	(340)
Provision - Payroll, related charges and other remunerations	(460)	155	(541)
Liabilities related to Brumadinho	2,423	-	-
Decommissioning of upstream dams	1,855	-	-
Tax assets and liabilities, net and others	38	323	(105)
Net cash provided by operations	**3,076**	**3,856**	**2,943**
Interest on loans and borrowings paid	(246)	(217)	(381)
Derivatives received (paid), net	(118)	(32)	(25)
Interest on leasing paid	(22)	-	-
Remuneration paid to shareholder debentures	-	(41)	-
Income taxes	(378)	(167)	(240)
Income taxes - settlement program	(112)	(110)	(125)
Net cash provided by operating activities	2,200	3,289	2,172
Cash flows from investing activities:			
Capital expenditures	(611)	(1,497)	(890)
Additions to investments	-	-	(17)
Acquisition of subsidiary, net of cash	(496)	-	-
Proceeds from disposal of assets and investments	93	5	1,101
Dividends and interest on capital received from joint ventures and associates	-	92	10
Others	38	(143)	2,639
Bank accounts restricted and judicial deposits	(3,490)	-	-
Net cash used in investing activities	**(4,466)**	**(1,543)**	**2,843**
Cash flows from financing activities:			
Loans and financing:			
Loans and borrowings from third-parties	1,842	249	-
Payments of loans and borrowings from third-parties	(216)	(1,796)	(2,277)
Payments of leasing	(75)	-	-
Payments to stockholders:			
Dividends and interest on capital	-	-	(1,437)
Dividends and interest on capital paid to noncontrolling interest	(63)	(3)	(91)
Other transactions with noncontrolling interest	-	-	(17)
Share buyback program	-	(511)	-
Net cash provided by (used in) financing activities	**1,488**	**(2,061)**	**(3,822)**
Net cash used in discontinued operations	-	-	**(44)**
Increase (decrease) in cash and cash equivalents	(778)	(315)	1,149
Cash and cash equivalents in the beginning of the period	5,784	6,100	4,328
Effect of exchange rate changes on cash and cash equivalents	2	(1)	(6)
Effects of disposals of subsidiaries and merger, net of cash and cash equivalents	-	-	(103)
Cash and cash equivalents, end of period	**5,008**	**5,784**	**5,368**
Non-cash transactions:			
Additions to property, plant and equipment - interest capitalization	37	40	60

51

REVENUES, VOLUMES SOLD, PRICES AND MARGINS

Net operating revenue by destination

US$ million	1Q19	%	4Q18	%	1Q18	%
North America	557	6.8	438	4.5	535	6.2
USA	307	3.7	313	3.2	334	3.9
Canada	220	2.7	106	1.1	157	1.8
Mexico	30	0.4	19	0.2	44	0.5
South America	896	10.9	1,098	11.2	1,016	11.8
Brazil	765	9.3	897	9.1	841	9.8
Others	131	1.6	201	2.0	175	2.0
Asia	4,794	58.4	5,738	58.5	4,944	57.5
China	3,387	41.3	4,118	42.0	3,594	41.8
Japan	632	7.7	682	6.9	605	7.0
South Korea	292	3.6	331	3.4	254	3.0
Others	483	5.9	607	6.2	491	5.7
Europe	1,295	15.8	1,663	16.9	1,468	17.1
Germany	380	4.6	462	4.7	396	4.6
Italy	66	0.8	191	1.9	102	1.2
Others	849	10.3	1,010	10.3	970	11.3
Middle East	356	4.3	524	5.3	369	4.3
Rest of the World	305	3.7	352	3.6	271	3.2
Total	8,203	100.0	9,813	100.0	8,603	100.0

Volume sold - Minerals and metals

'000 metric tons	1Q19	4Q18	1Q18
Iron ore fines	55,204	80,201	70,811
ROM	211	294	410
Pellets	12,314	15,987	13,125
Manganese ore	252	442	338
Ferroalloys	25	36	34
Thermal coal	1,103	1,643	1,065
Metallurgical coal	1,291	1,790	1,432
Nickel	50	60	58
Copper	90	104	88
Gold as by-product ('000 oz)	103	129	112
Silver as by-product ('000 oz)	505	691	494
PGMs ('000 oz)	76	72	73
Cobalt (metric ton)	1,173	1,306	1,276

Average prices

US$/ton	1Q19	4Q18	1Q18
Iron ore fines CFR reference (dmt)	91.6	78.3	76.3
Iron ore fines CFR/FOB realized price	81.1	68.4	66.4
ROM	46.1	32.6	22.0
Pellets CFR/FOB (wmt)	135.9	120.1	120.8
Manganese ore	227.8	158.9	246.9
Ferroalloys	1,162.7	1,141.1	1,212.8
Thermal coal	67.7	79.5	82.0
Metallurgical coal	200.2	196.3	204.6
Nickel	12,571	12,133	13,637
Copper	6,012	5,591	5,827
Gold (US$/oz)	1,279	1,179	1,324
Silver (US$/oz)	15.24	13.42	15.47
Cobalt (US$/t)	25,886	49,090	70,588

52

Operating margin by segment (EBIT adjusted margin) Ferrous Minerals 50.0 48.5 45.6 Base Metals 13.7 19.3 18.0 Total¹ (17.7) 38.3 36.0 ¹ Excluding non-recurring effects 53 Coal(35.4)(10.2)10.3%1Q194Q181Q18

RECONCILIATION OF IFRS AND "NON-GAAP" INFORMATION

(a) Adjusted EBIT[1]

US$ million	1Q19	4Q18	1Q18
Net operating revenues	8,203	9,813	8,603
COGS	(4,701)	(5,752)	(5,224)
SG&A	(110)	(141)	(124)
Research and development	(71)	(125)	(69)
Pre-operating and stoppage expenses	(214)	(66)	(78)
Expenses related to Brumadinho	(4,504)	-	-
Other operational expenses	(84)	(150)	(125)
Dividends and interests on associates and JVs	28	120	70
Adjusted EBIT	**(1,453)**	**3,699**	**3,053**

[1] Excluding non-recurring effects.

(b) Adjusted EBITDA

EBITDA defines profit or loss before interest, tax, depreciation and amortization. Vale uses the term adjusted EBITDA to reflect exclusion of gains and/or losses on sale of assets, non-recurring expenses and the inclusion of dividends received from non-consolidated affiliates. However our adjusted EBITDA is not the measure defined as EBITDA under IFRS, and may possibly not be comparable with indicators with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, which are calculated in accordance with IFRS. Vale provides its adjusted EBITDA to give additional information about its capacity to pay debt, carry out investments and cover working capital needs. The following table shows the reconciliation between adjusted EBITDA and operational cash flow, in accordance with its statement of changes in financial position:

Reconciliation between adjusted EBITDA and operational cash flow

US$ million	1Q19	4Q18	1Q18
Adjusted EBITDA	**(652)**	**4,467**	**3,926**
Working capital:			
Accounts receivable	464	(225)	17
Inventories	(461)	(411)	56
Suppliers	(103)	(335)	(340)
Payroll and related charges	(460)	155	(541)
Liabilities related to Brumadinho	2,423	-	-
Decommissioning of upstream dams	1,855	-	-
Others	10	205	(175)
Cash provided from operations	**3,076**	**3,856**	**2,943**
Income taxes paid - current	(378)	(167)	(240)
Income taxes paid - settlement program	(112)	(110)	(125)
Interest paid for third parties	(246)	(217)	(381)
Interest paid on leasing	(22)	-	-
Participative stockholders' debentures paid	-	(41)	-
Derivatives received (paid), net	(118)	(32)	(25)
Net cash provided by (used in) operating activities	**2,200**	**3,289**	**2,172**

54

Reconciliation between adjusted EBITDA and net income (loss)

US$ million	1Q19	4Q18	1Q18
Adjusted EBITDA	**(652)**	**4,467**	**3,926**
Depreciation, depletion and amortization	(801)	(768)	(873)
Dividends received and interest from associates and joint ventures	(28)	(120)	(70)
Impairment and others results in non-current assets	(204)	(714)	(18)
Operating income	**(1,685)**	**2,865**	**2,965**
Financial results	(706)	(15)	(624)
Equity results in associates and joint ventures	106	147	85
Impairment and other results in associates and joint ventures	(22)	(42)	(14)
Income taxes	632	876	(721)
Net income from continuing operations	**(1,675)**	**3,831**	**1,691**
Net income attributable to noncontrolling interests	(33)	45	19
Net income attributable to Vale's stockholders	**(1,642)**	**3,786**	**1,672**

(c) Net debt

US$ million	1Q19	4Q18	1Q18
Total debt	17,051	15,466	20,276
Cash and cash equivalents[1]	5,020	5,816	5,375
Net debt	12,031	9,650	14,901

[1] Including financial investments

(d) Gross debt / LTM Adjusted EBITDA

US$ million	1Q19	4Q18	1Q18
Gross debt / LTM Adjusted EBITDA (x)	1.4	0.9	1.4
Gross debt / LTM operational cash flow (x)	1.3	1.2	1.7

(e) LTM Adjusted EBITDA / LTM interest payments

US$ million	1Q19	4Q18	1Q18
Adjusted LTM EBITDA / LTM gross interest (x)	10.9	14.0	9.8
LTM adjusted EBITDA / LTM interest payments (x)	12.1	14.8	9.6
LTM operational profit / LTM interest payments (x)	8.1	11.2	7.1

55

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: May 09, 2019		Director of Investor Relations

58